January 11, 2011

DHT Holdings, Inc.
Form 20-F for the Year Ended December 31, 2009
File No. 001-32640

Dear Mr. Humphrey and Ms. Geddes:

Reference is made to the comment letter (the “Comment Letter”) dated December 28, 2010 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F of DHT Holdings, Inc. (the “Company”) for the year ended December 31, 2009, filed with the Commission on March 25, 2010.  This letter is to confirm the conversation on January 4, 2011 between Ms. Sonia Bednarowski of the Staff and the undersigned, in which it was agreed that the Company will have until January 28, 2011 to submit its response to the Comment Letter.

Sincerely, /s/ Erik R. Tavzel
Erik R. Tavzel

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attention:	Mr. David R. Humphrey
Ms. Amy Geddes